Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No.1 to Form 40-F of our audit report dated December 5, 2006, except as to note 3 which is as of January 17, 2008, on the consolidated financial statements of Tournigan Gold Corporation as at August 31, 2006 and 2005 and for the three years ended August 31, 2006, 2005 and 2004. The consolidated financial statements are included as an exhibit to the company’s annual report on Amendment No. 1 to Form 40-F for the fiscal year ended August 31, 2006.

/s/ “Manning Elliott LLP”

Manning Elliott LLP
Chartered Accountants
Vancouver, British Columbia
January 28, 2008